CONSENT

We hereby consent to references to our firm in the sections of this Registration Statement of China Power Equipment, Inc. entitled “The Company – Business Overview- Corporate History” and “Business – Corporate History” for the following point: “DeHeng Law Office, our PRC counsel, has advised us that in their opinion the Management Entrustment Agreement is legal and enforceable under PRC law.

We also consent to the reference to our firm under the caption "Experts" included in this Registration Statement with the description as: “DeHeng Law Office, located at 12th Floor, Tower B, Focus Place, No.19, Finance Street, Beijing, P.R.C. 100032, our PRC counsel, has advised us that in their opinion the Management Entrustment Agreement is legal and enforceable under the laws of the PRC. We have relied upon their opinion, given the authority of the firm as experts in the laws of the PRC.”

/s/DeHeng Law Office

July 22, 2008